SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 21)

ROHN Industries, Inc. (Formerly UNR Industries, Inc.)

(Name of Issuer)

Common Stock

(Title Class of Securities)

775-381-106

(CUSIP Number)

John H. Laeri, Jr., Trustee
UNR Asbestos-Disease Claims Trust
161 South Lincoln Way, Suite 206
North Aurora, Illinois 60542
(630) 892-5757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-6411

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 775-381-106                13D                       Page 2 of 4 Pages
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 1        NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          UNR Asbestos-Disease Claims Trust
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
                                                                     (b)[X]

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 3        SEC USE ONLY

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 4        SOURCE OF FUNDS*

             N/A
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 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [ ]

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 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Illinois
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                              7      SOLE VOTING POWER

        NUMBER OF                    22,556,558
         SHARES
      BENEFICIALLY            --------------------------------------------------
        OWNED BY
          EACH                8      SHARED VOTING POWER
        REPORTING
       PERSON WITH                   0

                             ---------------------------------------------------

                              9      SOLE DISPOSITIVE POWER

                                     22,556,558
                             ---------------------------------------------------

                             10      SHARED DISPOSITIVE POWER

                                     0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,556,558
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          55.2%
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14        TYPE OF REPORTING PERSON*
             OO
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     This Amendment is filed for the purpose of amending Items 4 and 7 as stated below.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is amended to add the following sentence:

        Effective December 31, 2002 the UNR Asbestos-Disease Claims Trust (the “Trust”) adopted the resolution filed as an exhibit hereto and incorporated herein by reference consenting to the transactions contemplated by the Asset Purchase Agreement dated December 31, 2002 pursuant to which ROHN Industries, Inc. (“ROHN”) would sell certain of its assets to FOGSON, L.L.C.

Item 7.   Material to Be Filed as Exhibits

       1.   Action by Written Consent of the Trust Effective December 31, 2002.

SIGNATURES

After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 3, 2003	UNR ASBESTOS-DISEASE CLAIMS TRUST By: /s/ John H. Laeri, Jr. John H. Laeri, Jr., Trustee, Chairman

EXHIBIT 1

ACTION BY WRITTEN CONSENT

        The undersigned UNR ASBESTOS-DISEASE CLAIMS TRUST (“Trust”), acting by written consent pursuant to Sections 228 and 271 of the Delaware General Corporation Law (“DGCL”), does hereby adopt the following resolutions effective December 31, 2002:

WHEREAS, ROHN Industries, Inc. (“ROHN”) has entered into an Asset Purchase Agreement dated December 31, 2002 (the “APA”) pursuant to which ROHN and certain of its subsidiaries would sell certain assets of ROHN (including certain assets owned by ROHN subsidiaries) to FOGSON, L.L.C., a Delaware limited liability company (“Fogson”) formed by certain of the Lenders to ROHN and its subsidiaries under the draft Amended and Restated Credit Agreement dated as of December 31, 2002 (the “Credit Agreement”) ; and,

WHEREAS, the Board of Directors of ROHN has approved and adopted the sale of such assets, which may constitute the sale of substantially all ROHN’s assets for purposes of Section 271 of DGCL, to Fogson, upon the terms and subject to the conditions set forth in the APA; and,

WHEREAS, the Company has requested that the Trust, in its capacity as majority stockholder of ROHN, consent to the transactions contemplated by the APA in accordance with Delaware law; and,

WHEREAS, the Trust, in its capacity as majority stockholder of ROHN, is willing to consent to the transactions contemplated by the APA;

NOW, THEREFORE, BE IT

RESOLVED, that the Trust, in its capacity as majority stockholder of ROHN, hereby consents to the transactions contemplated by the APA.

UNR ASBESTOS-DISEASE CLAIMS TRUST By: /s/ Michael E. Levine Michael E. Levine, Trustee, Chairman